Exhibit 3.8

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Strathcona Resources Ltd. (“Strathcona” or the “Corporation”)

1900, 421 - 7th Avenue S.W.

Calgary, Alberta T2P 4K9

Item 2	Date of Material Change

May 30, 2025.

Item 3	News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on May 30, 2025, and subsequently filed under the Corporation’s profile on the System for Electronic Document Analysis and Retrieval+ (SEDAR+) at www.sedarplus.ca.

Item 4	Summary of Material Change

On May 30, 2025, Strathcona announced that it had formally commenced an offer (the “Offer”) to acquire all of the issued and outstanding common shares (the “MEG Shares”) of MEG Energy Corp. (“MEG”) not already owned by Strathcona or its affiliates, together with the associated rights issued and outstanding under the shareholder rights plan of MEG (the “Shareholder Rights Plan”), by way of newspaper advertisements published in The Globe and Mail and Le Devoir. Upon acceptance of the Offer, each holder of MEG Shares (each, a “MEG Shareholder” and, collectively, the “MEG Shareholders”) whose MEG Shares are taken up by Strathcona will be entitled to receive, for each MEG Share, 0.62 of a common share (each whole share, a “Strathcona Share” and, collectively, the “Strathcona Shares”) in the capital of Strathcona and $4.10 in cash, subject to the terms and conditions of the Offer, as set forth in the Offer to Purchase and accompanying Take-Over Bid Circular dated May 30, 2025 (together, the “Offer to Purchase and Circular”).

The Offer is open for acceptance until 5:00 p.m. (Mountain Time) on Monday, September 15, 2025 (the “Expiry Time”), unless extended, accelerated or withdrawn by Strathcona in accordance with its terms.

Item 5	Full Description of Material Change

Item 5.1	Full Description of Material Change:

The Offer

On May 30, 2025, Strathcona announced that it had commenced the Offer to acquire all of the issued and outstanding MEG Shares not already owned by Strathcona or its affiliates, together with the associated rights issued and outstanding under the Shareholder Rights Plan, including any MEG Shares that may become issued and outstanding after the date of the Offer but prior to the Expiry Time, for consideration consisting of 0.62 of a Strathcona Share and $4.10 in cash, subject to the terms and conditions of the Offer, as set forth in the Offer to Purchase and Circular. At the time of commencement of the Offer, Strathcona held 23.4 million of MEG Shares, representing approximately 9.2% of the issued and outstanding MEG Shares as of the date thereof.

The Offer was formally commenced by way of newspaper advertisements published in The Globe and Mail and Le Devoir and is open for acceptance until 5:00 p.m. (Mountain time) on September 15, 2025, unless extended, accelerated or withdrawn by Strathcona in accordance with the terms of the Offer to Purchase.

As set out in further detail in the Offer to Purchase and Circular, the Offer is subject to the conditions set forth in the Offer to Purchase being satisfied or, where permitted, waived at the Expiry Time, or such earlier or later time during which MEG Shares may be deposited under the Offer, excluding the mandatory 10-U.S. Business Day extension period (as defined in the Offer to Purchase and Circular) or any extension thereafter, including (a) there having been validly deposited under the Offer and not withdrawn more than 50% of the outstanding MEG Shares (and associated rights under the Shareholder Rights Plan), excluding any MEG Shares beneficially owned, or over which control or direction is exercised, by Strathcona or by any person acting jointly or in concert with Strathcona, which condition cannot be waived by Strathcona (the “Statutory Minimum Condition”); (b) there having been validly deposited under the Offer and not withdrawn MEG Shares (and associated rights under the Shareholder Rights Plan) which represent, together with the MEG Shares held by Strathcona, at least 66⅔% of the outstanding MEG Shares (on a fully-diluted basis); (c) no material adverse change having occurred in respect of the business, affairs, assets, operations or prospects of MEG; (d) all required governmental, regulatory and stock exchange approvals, or expiry, waiver or termination of any waiting or suspension period imposed, with respect to the Offer, including, without limitation, pursuant to the Competition Act (Canada) and the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the approval of the Toronto Stock Exchange (the “TSX”) with respect to the issuance and listing of the Strathcona Shares issuable pursuant to the Offer, having been obtained; (e) the registration statement on Form F-10 having become effective under the under the United States Securities Act of 1933, as amended, and not becoming subject to a stop order or a proceeding seeking a stop order; (f) MEG not having taken certain actions that could reasonably be expected to reduce the anticipated economic value to Strathcona of the Offer or impair the ability of Strathcona to proceed with the Offer; (g) Strathcona having obtained the requisite approval of the holders of Strathcona Shares with respect to the issuance of the Strathcona Shares under the Offer pursuant to the rules of the TSX; and (h) other customary conditions.

The Offer is not subject to any due diligence or financing condition, with the cash consideration payable under the Offer to be funded pursuant to a bridge financing commitment, pursuant to which The Bank of Nova Scotia and The Toronto-Dominion Bank (together, the “Lenders”) have committed (the “Bridge Financing Commitment”) to make available to Strathcona a senior secured non-extendible non-revolving term credit facility (the “Bridge Facility”), consisting of, among other things, a tranche for an aggregate amount of $1.5 billion (the “Acquisition Bridge Tranche”) to fund: (a) Strathcona’s take up of MEG Shares deposited during the initial deposit period, (b) Strathcona’s take up of MEG Shares deposited during the mandatory 10-U.S. Business Day extension period and any optional extension periods, and (c) any compulsory acquisition pursuant to the Business Corporations Act (Alberta) (“Compulsory Acquisition”), if available, or amalgamation, statutory arrangement or other transaction (“Subsequent Acquisition Transaction”) for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona.

The Bridge Facility will be guaranteed by each of Strathcona’s subsidiaries and will be secured by a security interest in the current and future assets of Strathcona and each of its subsidiaries, in each case, on terms, and at the times, agreed with the Lenders. The initial drawdown under the Acquisition Bridge Tranche is subject to the satisfaction or, where permitted, waiver of the conditions to the Offer (subject to the consent of the Lenders in respect of any amendment, waiver or variation to such conditions which is materially adverse to the Lenders), and certain other conditions which are customary for providing certainty of funding to offerors making a bid for, and purchase of, shares of the nature contemplated by the Offer. These include, among other things: (a) evidence satisfactory to the Lenders (acting reasonably) that Strathcona shall have sufficient funds (together with the proceeds of the Bridge Facility) to consummate the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction and to repay, defease or satisfy and discharge MEG’s U.S.$600.0 million 5.875% unsecured notes due February 1, 2029; and (b) confirmation that Strathcona will have not less than $250 million in undrawn availability under the its existing credit facilities immediately following completion of such initial drawdown under the Acquisition Bridge Tranche.

The outstanding principal amount under the Acquisition Bridge Tranche must be repaid in full two years after the initial drawdown thereunder. In addition: (a) the Acquisition Bridge Tranche will be subject to yearly mandatory repayments of 15% (payable on a quarterly basis) until the principal amount of the Acquisition Bridge Tranche is less than 50% of the aggregate initial drawn amount thereof following completion of any Compulsory Acquisition or Subsequent Acquisition Transaction; (b) unless the WEF III Equity Investment (as defined below) has been completed prior to the end of the initial deposit period under the Offer, Strathcona will be required to repay the Bridge Facility in an amount equal to the lesser of the amount of the WEF III Equity Investment and the principal amount of the Bridge Facility; and (c) the Bridge Facility will be reduced or repaid on a dollar-for-dollar basis with the net proceeds of certain debt issuances, material dispositions (including Strathcona’s sale of substantially all of its Montney assets, including its Groundbirch, Kakwa and Grande Prairie assets) and equity issuances (excluding the WEF III Equity Investment), subject to certain customary exceptions. Additionally, other repayments of funds may be triggered by certain customary provisions under the Bridge Facility, including any acceleration following the occurrence of an event of default.

If the conditions of the Offer are satisfied or, where permitted, waived at the Expiry Time and Strathcona takes up and pays for the MEG Shares validly deposited under the Offer, Strathcona intends to acquire any MEG Shares not deposited under the Offer through a Compulsory Acquisition or Subsequent Acquisition Transaction, in each case for consideration per MEG Share at least equal in value to and in the same form as the consideration paid by Strathcona per MEG Share under the Offer. The exact timing and details of any such transaction will depend upon a number of factors, including, without limitation, the number of MEG Shares acquired pursuant to the Offer.

Assuming acquisition of all MEG Shares under the Offer and any Compulsory Acquisition or Subsequent Acquisition Transaction, and upon completion of the WEF III Equity Investment, WEF (as defined below) is expected to own, or control or direct, approximately 51% of the then issued and outstanding Strathcona Shares.

WEF III Equity Investment

Details and Material Terms

On May 29, 2025, Strathcona entered into an equity commitment letter (the “Equity Commitment Letter”) with Waterous Energy Fund (“WEF”), the holder of 79.6% of the outstanding Strathcona Shares, through certain limited partnerships comprising Waterous Energy Fund III (“WEF III”), pursuant to which WEF III has committed to subscribe for and purchase 21.4 million subscription receipts of Strathcona (“Strathcona Subscription Receipts”) at a price of $30.92 per Strathcona Subscription Receipt for aggregate proceeds to Strathcona of approximately $662 million (the “WEF III Equity Investment”).

The subscription price of the Strathcona Subscription Receipts and other terms and conditions of the WEF III Equity Investment were determined in accordance with the rules of the TSX and through negotiations between WEF III and a special committee comprised of independent directors of Strathcona (the “Special Committee”) that was established in connection with the WEF III Equity Investment, as discussed in further detail below. The subscription price of $30.92 per Strathcona Subscription Receipt is equal to the closing price of the Strathcona Shares on the TSX on May 15, 2025, prior to Strathcona announcing its intention to make the Offer on such date, and reflects a 7% premium to the five-day volume weighted average price of the Strathcona Shares on the TSX immediately prior to and including May 29, 2025.

Each Strathcona Subscription Receipt will entitle WEF III to receive (a) automatically, without payment of any additional consideration or further action on the part of WEF III, one Strathcona Share and (b) a Dividend Equivalent Payment (as defined below), as applicable, upon the earlier of (i) the date of payment for MEG Shares taken-up following the expiry of the initial deposit period under the Offer (the “Initial Offer Closing Date”) and (ii) the closing date of an Alternative Transaction (as defined below) (the “Alternative Transaction Closing Date”). The Strathcona Shares issuable upon conversion of the Strathcona Subscription Receipts represent approximately 9.99% of the Strathcona Shares issued and outstanding as of May 29, 2025.

Pursuant to the terms of the Strathcona Subscription Receipts, WEF III will be entitled to receive a payment per Strathcona Subscription Receipt (the “Dividend Equivalent Payment”) equal to the aggregate cash dividends per Strathcona Share, if any, paid or payable to holders of Strathcona Shares in respect of all record dates for such dividends occurring from May 29, 2025 to, but excluding, the Initial Offer Closing Date (or Alternative Transaction Closing Date, as applicable) or to, and including, the Termination Date (as defined below), as applicable, to be paid to WEF III on the Initial Offer Closing Date (or Alternative Transaction Closing Date, as applicable) or Termination Date, as applicable. The Dividend Equivalent Payment payable to WEF III will include an amount in respect of the dividend to be paid by Strathcona on June 23, 2025 to shareholders of record as of June 13, 2025.

The proceeds of the WEF III Equity Investment (the “Escrowed Funds”) will be held in escrow by a subscription receipt agent and released to, or at the direction of, Strathcona if: (a) at the expiry of the initial deposit period in respect of the Offer, the Statutory Minimum Condition has been satisfied and all of the other conditions to the Offer have been satisfied or waived by Strathcona, or (b) the parties to the Alternative Transaction Agreement (as defined below) are able to complete the Alternative Transaction in all material respects in accordance with the terms of the Alternative Transaction Agreement, in each case but for payment of the consideration payable by Strathcona under the Offer or such Alternative Transaction, as applicable, and Strathcona has available to it all other funds required to pay for the MEG Shares taken-up following the expiry of the initial deposit period under the Offer or to complete the Alternative Transaction, as applicable. Any interest or income received and credited on the Escrowed Funds (the “Earned Interest”) will be released at such time to WEF III. “Alternative Transaction” means (a) an amalgamation, arrangement, merger, business combination, consolidation or other similar transaction in respect of the acquisition of all of the issued and outstanding MEG Shares by Strathcona or any of its affiliates, or (b) a sale, lease or exchange of all or substantially all the property of MEG to Strathcona or any of its affiliates, in each case pursuant to a definitive agreement between Strathcona and MEG (as amended, supplemented or otherwise modified, the “Alternative Transaction Agreement”).

If (a) by 5:00 p.m. (Mountain Time) on October 31, 2025, (i) a notice of the satisfaction of the escrow release conditions described above (an “Escrow Release Notice and Direction”) has not been delivered by Strathcona to the subscription receipt agent, or (ii) an Escrow Release Notice and Direction has been delivered to the subscription receipt agent, but the Escrowed Funds are subsequently returned to the subscription receipt agent and no further Escrow Release Notice and Direction is delivered by Strathcona to the subscription receipt agent at or prior to such time, (b) the Offer is terminated or withdrawn and no Alternative Transaction Agreement has been entered into by Strathcona and MEG at the time of, or substantially concurrent with, such termination or withdrawal, (c) the Alternative Transaction is terminated, (d) Strathcona gives notice to WEF III that it does not intend to proceed with the Offer or an Alternative Transaction, or (e) Strathcona announces to the public that it does not intend to proceed with the Offer or an Alternative Transaction (each, a “Termination Event” and the date on which the earliest Termination Event occurs, the “Termination Date”), then the Escrowed Funds, together with the Earned Interest, will be returned to WEF III by the subscription receipt agent and Strathcona will pay to WEF III the aggregate Dividend Equivalent Payment. In the event that the Termination Date occurs after a dividend has been declared on the Strathcona Shares but prior to the record date for such dividend, then WEF III will receive an amount per Strathcona Subscription Receipt equal to such dividend per Strathcona Share plus all the other dividends per Strathcona Share that have been declared since May 29, 2025, as part of the aggregate Dividend Equivalent Payment.

The completion of the WEF III Equity Investment will occur on or about June 27, 2025 or such later date as Strathcona and WEF III may agree but in any event not later than July 13, 2025, being the date that is 45 days from the date of the Equity Commitment Letter, and subject to the TSX having provided its acceptance for listing of the Strathcona Shares issuable pursuant to the Strathcona Subscription Receipts (subject to customary listing conditions). At closing of the WEF III Equity Investment, Strathcona, WEF III and the subscription receipt agent will enter into a subscription receipt agreement, on terms consistent with the Equity Commitment Letter and otherwise customary and satisfactory to Strathcona and WEF III, each acting reasonably. The Offer is not conditional on the closing of the WEF III Equity Investment.

The WEF III Equity Investment will result in aggregate proceeds to Strathcona of approximately $662 million, which will be used by Strathcona to reduce a portion of the amount funded under the Bridge Financing Commitment and to pay a portion of the cash consideration payable under the Offer.

Special Committee Review

On May 9, 2025, the Board of Directors of Strathcona (the “Board”) established a special committee of independent directors to provide the Board with advice and recommendations with respect to the WEF III Equity Investment, and to supervise the negotiation of terms and conditions of the WEF III Equity Investment. The Special Committee is chaired by Cody Church and includes Navjeet Singh Dhillon and Stephen Fagan, each of whom is, to the extent known by the Board: (a) free from any conflict of interest with respect to the WEF III Equity Investment, (b) independent to the extent required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) and other applicable laws, and (c) independent of WEF and its affiliates. The Special Committee retained Torys LLP (“Torys”) as its independent legal counsel.

In performing its mandate, the Special Committee was authorized and directed to, among other things, (a) consider whether the WEF III Equity Investment should be pursued, including consideration of alternatives for financing the Offer, in whole or in part; (b) consider whether the WEF III Equity Investment and the terms of the Equity Commitment Letter are in the best interests of Strathcona, having regard to all circumstances, including any available alternatives to the WEF III Equity Investment, including seeking other transactions to partially finance the Offer; (c) supervise the negotiation on behalf of Strathcona of the structure and terms of the WEF III Equity Investment and the Equity Commitment Letter; (d) determine whether or not to make a recommendation to the Board as to the approval of the WEF III Equity Investment; and (e) report to the Board as to the Special Committee’s recommendation (or that the Special Committee is not making any recommendation) and its reasons and conclusions in respect thereof. In carrying out its duties and responsibilities, the Special Committee was authorized to (a) engage, at Strathcona’s expense and upon reasonable consultation with the Board regarding the terms of engagement, professional advisors, including legal, financial, technical, accounting, audit and tax advisors, on such terms as the Special Committee considers necessary or desirable for the fulfillment of its duties and responsibilities, and (b) direct management of Strathcona to assist the Special Committee and its advisors as the Special Committee considered necessary or desirable for the fulfillment of its duties and responsibilities.

The Special Committee undertook a deliberate and full consideration of the WEF III Equity Investment, including its proposed terms and conditions and the intended use of proceeds to reduce a portion of the amount drawn under the Bridge Financing Commitment and pay a portion of the cash consideration under the Offer, and oversaw the negotiation of the Equity Commitment Letter on behalf of Strathcona, in accordance with its mandate. The Special Committee initially met on May 9, 2025, with Torys in attendance, to discuss the proposed WEF III Equity Investment and the Offer. The Special Committee met several times over the following weeks with Torys in attendance, including meeting with Scotiabank, in its capacity as financial advisor to Strathcona. In addition, Mr. Church, Chair of the Special Committee, engaged in a number of discussions with Adam Waterous, CEO of WEF and Executive Chair of Strathcona, to discuss the proposed terms of the WEF III Equity Investment, with negotiations focusing on the proposed subscription price and treatment of any Dividend Equivalent Payments. The Special Committee’s ongoing review process included receiving advice from Torys regarding the proposed terms and drafts of the Equity Commitment Letter, the Offer to Purchase and Circular and other documents relating to the Offer, and financial advice from Scotiabank relating to the proposed terms.

Based on the factors discussed below, on May 29, 2025, the Special Committee recommended to the Board that the WEF III Equity Investment should be approved, having regard to the intended use of proceeds therefrom to reduce a portion of the amount committed under the Bridge Financing Commitment and fund a portion of the cash consideration under the Offer, and having considered the best interests of Strathcona, having regard to the terms of the Equity Commitment Letter and other relevant circumstances.

Based, in part, on the recommendation of the Special Committee, on May 29, 2025, the Board (other than interested directors who abstained from voting) unanimously approved the WEF III Equity Investment.

In reaching their determination and making their recommendation, the Special Committee and the Board, as applicable, considered a number of factors, including the following: (a) the market price of the Strathcona Shares and other reasonably available alternatives to the WEF III Equity Investment for its intended purpose, (b) the anticipated consolidated capitalization of Strathcona (including anticipated dilution of Strathcona Shares under the control or direction of WEF) after giving effect to the completion of the Offer (including any Compulsory Acquisition or Subsequent Acquisition Transaction) and the WEF III Equity Investment, and (c) the fact that completion of the WEF III Equity Investment is not a condition to the Offer and will not be completed if Strathcona withdraws or terminates the Offer and does not concurrently enter into an Alternative Transaction Agreement to acquire MEG.

In addition, the Special Committee and the Board also considered and evaluated, among other things, (a) information concerning the business, operations, property, assets, debt, financial condition and plans, operating results, cash flow profile and prospects of Strathcona; (b) current and anticipated industry, economic and market conditions, trends and risks affecting the oil and gas industry; (c) historical information regarding the trading prices and volumes of the Strathcona Shares; (d) the anticipated changes in the shareholders’ equity and voting interest as a result of Strathcona’s share capital; and (e) the nature and composition of Strathcona’s shareholders.

The foregoing discussion of the information and factors considered by the Special Committee and the Board is not intended to be exhaustive, but is believed to include all material factors considered by the Special Committee and the Board. In view of the variety of factors considered by the Special Committee and the Board, neither the Special Committee nor the Board found it practicable to, and did not, quantify or otherwise assign any relative or specific weights to the specific factors considered in reaching its determination and recommendations. In addition, individual members of the Special Committee and Board may have given differing weights to different factors. After considering all of the different factors, the Special Committee was, however, unanimous in its recommendation to the Board and the Board (other than interested directors who abstained from voting) were unanimous in its determination to approve the WEF III Equity Investment.

MI 61-101 Exemptions

The Private Placement constitutes a “related party transaction” under MI 61-101. The WEF III Equity Investment is exempt from the formal valuation and minority shareholder approval requirements under MI 61-101 in reliance on the exemptions set forth in Sections 5.5(a) and 5.7(1)(a) of MI 61-101, as neither the fair market value of the Strathcona Subscription Receipts to be distributed pursuant to the WEF III Equity Investment, nor the consideration to be received from the WEF III Equity Investment, exceeds 25% of Strathcona’s market capitalization as of the date of the Equity Commitment Letter.

Strathcona Shareholder Approval

Strathcona expects to issue up to an aggregate of approximately 145 million Strathcona Shares pursuant to the Offer, consisting of 143 million Strathcona Shares issuable for MEG Shares deposited pursuant to the Offer and 2 million Strathcona Shares issuable for the MEG Shares issued upon settlement of certain security-based compensation awards of MEG, representing, in the aggregate, approximately 68% of the 214,235,608 Strathcona Shares issued and outstanding as at the date hereof. Strathcona expects to issue an additional 21.4 million Strathcona Shares upon conversion of the Strathcona Subscription Receipts issued pursuant to the WEF III Equity Investment.

Under Section 611 of the TSX Company Manual, the issuance of approximately 169.3 million Strathcona Shares (the “Strathcona Share Issuance”), comprised of 145 million Strathcona Shares issuable in respect of the Offer, 21.4 million Strathcona Shares issuable in respect of the WEF III Equity Investment and 2.9 million Strathcona Shares to account for clerical and administrative matters as permitted under the rules of the TSX, requires the approval of Strathcona shareholders, as the maximum number of Strathcona Shares issuable pursuant to the Offer exceeds 25% of the total number of outstanding Strathcona Shares.

Pursuant to Section 604(d) of the TSX Company Manual, WEF, as the holder of more than 50% of the votes attached to the outstanding Strathcona Shares, has delivered to the TSX its written consent for the issuance of up to 169.3 million Strathcona Shares in respect of the Strathcona Share Issuance in satisfaction of such shareholder approval requirement, in lieu of a duly called meeting of security holders. The TSX will generally not require further security holder approval for the issuance of up to, approximately, an additional 36.975 million Strathcona Shares, such number being 25% of the number of Strathcona Shares approved by security holders in connection with the Offer. The Offer is being effected at arm’s length and the issuance of Strathcona Shares is not expected to materially affect control of Strathcona.

Additional Information

The full details of the Offer are set out in the Offer to Purchase and Circular and accompanying offering documents (collectively, the “Offer Documents”), which have all been filed and are publicly available on SEDAR+ at www.sedarplus.ca. This report is not a substitute for the Offer Documents and MEG Shareholders and all other interested parties are encouraged to read the Offer Documents and any amendments or supplements if and when they become available.

Strathcona will send a copy of this material change report to any security holder of Strathcona upon request and without charge.

The Offer Documents and other relevant materials will be mailed to MEG Shareholders and holders of Convertible Securities (as defined in the Offer to Purchase and Circular).

Item 5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

The following executive officer of the Corporation is knowledgeable about the material change and this material change report, and may be contacted as follows:

Connor Waterous, Chief Financial Officer

Telephone: (403) 930-3000

Item 9	Date of Report

June 4, 2025.

Additional Reader Advisories

No Offer or Solicitation

This material change report does not constitute an offer to buy or sell, or a solicitation of an offer to sell or buy, any securities. The Offer to acquire MEG Shares and issue Strathcona Shares in connection therewith is made solely by, and subject to the terms and conditions set out in, the Offer to Purchase and Circular and accompanying letter of transmittal and notice of guaranteed delivery. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of MEG Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction.

Forward-Looking Information

Certain statements contained in this material change report constitute forward-looking information within the meaning of applicable securities laws. The forward-looking information in this material change report is based on Strathcona’s current internal expectations, estimates, projections, assumptions and beliefs. Such forward-looking information is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information. Strathcona believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable as of the time of such information, but no assurance can be given that these factors, expectations and assumptions will prove to be correct, and such forward-looking information included in this material change report should not be unduly relied upon.

The use of any of the words “believes”, “plans”, “expects”, “intends” and “anticipates” and similar expressions are intended to identify forward-looking information. In particular, but without limiting the generality of the foregoing, this material change report contains forward-looking information pertaining to the following: the results, effects and timing of the Offer and completion of any Compulsory Acquisition or Subsequent Acquisition Transaction; Strathcona’s intentions with respect to the financing of the cash consideration payable under the Offer, including the expected reduction of the Bridge Financing Commitment by virtue of the WEF III Equity Investment; expectations with respect to the terms, timing and effects of the WEF III Equity Investment; Strathcona’s intention to acquire any MEG Shares not deposited under the Offer for the purpose of MEG becoming, directly or indirectly, a wholly-owned subsidiary or affiliate of Strathcona; and the expected ownership of the combined company.

All forward-looking information reflects Strathcona’s beliefs and assumptions based on information available at the time the applicable forward-looking information is disclosed and in light of Strathcona’s current expectations with respect to such things as: the ability of Strathcona to complete the combination of Strathcona and MEG, pursuant to the Offer or otherwise, integrate Strathcona’s and MEG’s respective businesses and operations and realize the anticipated strategic, operational and financial benefits and synergies from the acquisition of MEG by Strathcona; the conditions of the Offer will be satisfied on a timely basis in accordance with their terms; MEG’s public disclosure is accurate and that MEG has not failed to publicly disclose any material information respecting MEG, its business, operations, assets, material agreements or otherwise; and there will be no material changes to laws and regulations adversely affecting Strathcona’s or MEG’s operations or the Offer. Management believes that its assumptions and expectations reflected in the forward-looking information contained herein are reasonable based on the information available on the date such information is provided and the process used to prepare the information. However, it cannot assure readers that these expectations will prove to be correct.

The forward-looking information included in this material change report is not a guarantee of future performance and involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information, including, without limitation: an inability to procure regulatory approvals in a timely manner or on terms satisfactory to Strathcona; new or changing laws and regulations (domestic and foreign); the risk of failure to satisfy the conditions to the Offer; the risk that the anticipated synergies and other benefits of the Offer may not be realized; and an inability to procure delivery services and the impacts caused by a postal strike. In addition, readers are cautioned that the actual results of Strathcona following the successful completion of the Offer may differ materially from the expectations expressed herein as a result of a number of additional risks and uncertainties, and the other factors discussed under the “Risk Factors” section in the Corporation’s management discussion and analysis for the year ended December 31, 2024 and the AIF and from time to time in Strathcona’s public disclosure documents, which are available under Strathcona’s profile on SEDAR+ at www.sedarplus.ca.

The foregoing risks should not be construed as exhaustive. The forward-looking information contained in this material change report speaks only as of the date of this material change report and Strathcona does not assume any obligation to publicly update or revise such forward-looking information to reflect new events or circumstances, except as may be required pursuant to applicable laws. Any forward-looking information contained herein is expressly qualified by this cautionary statement.